EMERGE CAPITAL CORP.
109 North Post Oak Lane, Suite 422
Houston, Texas 77024

January 31, 2006

VIA FACSIMILIE, FEDERAL EXPRESS AND EDGAR

Mr. Jorge Bonilla, Senior Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549
Telefax: 202.772.9209

Re:	Emerge Capital Corp. (formerly, NuWave Technologies, Inc.)
Form 10-KSB for the year ended December 31, 2004
Forms 10-QSB for the quarters ended June 30, 2005
File No. 000-28606

Dear Mr. Bonilla:

We are in receipt of the United States Securities and Exchange Commission’s comment letter, dated January 9, 2006 (the “SEC Letter”). This letter sets forth the responses of Emerge Capital Corp. (formerly known as NuWave Technologies and herein referred to as the “Company”) to the SEC Letter. The Commission’s comment in the SEC Letter is reproduced below:

Form 10-KSB

General

COMMENT 1:	As requested in our previous letter, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Mr. Jorge Bonilla
January 31, 2006

	•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

	•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

	•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:	In Response to the Commission’s request in Comment 1 above, the Company submits and acknowledges the following:

	•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

	•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

	•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Timothy J. Connolly
Timothy J. Connolly